

March 12, 2015

Via E-mail
Saurabh Pradipkumar Dhoot
Executive Director
Videocon d2h Limited
1st Floor, Techweb Centre
New Link Road
Oshiwara Jogeshwari (West)
Mumbai 400 102
Maharashtra, India

> **Re:** **Videocon d2h Limited**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed March 3, 2015**
> **File No. 333-201870**

Dear Mr. Dhoot:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your revised disclosure throughout the prospectus/proxy statement that the holders of ADSs "shall have no interest in or entitlement to equity shares" issued as bonus shares to the sponsor of Silver Eagle, and "shall have been deemed to have waived their interest in or entitlement" to such shares. On page 237, you provide some discussion of the treatment of bonus shares under the Indian Companies Act, which appears to relate to this new disclosure. Please tell us why you have added this new disclosure and, as necessary, revise the appropriate parts of your filing such as the Q&A section to explain the reasons.

2. Since your auditor has issued a new audit report, please file an updated consent

from your auditor for the use of this report.

Unaudited Pro Forma Videocon d2h Financial Information, page 96

6. Issuance of Shareholder and Sponsor earn out, page 107

3. We note your response to our comment one from our letter dated February 27, 2015. In your new disclosure on page 107 you state that the issuance of earn-out shares, "would not impact the pro forma statement of financial position, as the ADSs would not be issuable until at least 20 trading days after the consummation of the Transaction." However, to help investors understand the future impact; please discuss how the statement of financial position will be affected in the future by these share issuances.

4. Please clarify on pages 107-108 if you are presenting the impact of the maximum shares issuable to all sponsors, shareholders and executives (2.0 million sponsor ADS's, 11.68 million shareholder ADS's, and 0.7 million executive ADS's). If you are not presenting the impact of all three earn-outs / bonuses, please tell us why or modify your disclosure. Furthermore, disclose the future impact of these issuances on ownership percentages.

Videocon d2h Operating and Financial Review and Prospects, page 173

5. We note your risk factor disclosure on page 23 regarding the expired Ku-Band Lease. Given the potential adverse impact to your business, please discuss the expiration of this lease in your MD&A. Disclose when you expect to renew or replace this lease and the estimated impact to your financial statements if this lease is not renewed.

Critical Accounting Policies, page 176

Recognition of deferred assets, page 178

6. We note your response to our prior comment two from our letter dated February 27, 2015. We also note your added disclosure that states, "Deferred tax assets are recognized to the extent that it is reasonably certain that sufficient taxable profit will be realized." According to guidance in paragraph 56 of IAS 12, you should only recognize a deferred tax asset if it is "probable that sufficient taxable profit will be available." We do not believe that "reasonably certain" and "probable" have the same meaning, please revise accordingly.

Contractual Obligations, page 190

7. With respect to your long-term debt, since the Company has not obtained from

lenders specific waivers of their right to accelerate repayment we believe you should report the total amount that may be repayable on demand as due in less than one year in the table on page 191. Please revise accordingly or advise us.

<u>Independent Auditor's Report, page F-2</u>

8. We note that your auditor's report states that the audit was conducted, "in accordance with *auditing* standards of the Public Company Accounting Oversight Board (United States)." If true, please ask your auditor to revise their report to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please refer to Auditing Standard No. 1.

<u>Financial Statements of Videocon 2dh</u>

<u>15. Earning Per Share, page F-23</u>

9. Please describe potential ordinary share transactions that occur after the reporting period and that would have changed significantly the number of ordinary shares or potential ordinary shares outstanding at the end of the period if those transactions had occurred before the end of the reporting period. We refer to your business combination and earn out discussions on pages 96-98 and paragraph 70(d) of IAS 33.

<u>28. Related Party, page F-35</u>

10. We note your response to our prior comment five from our letter dated February 27, 2015. In addition to disclosing transactions with your related party entities, also disclose related party transactions with individuals such as; Mr. Pradipkumar Nandlal Dhoot, Mr. Venugopal Nandlal Dhoot, Mr. Rajkumar Nandlal Dhoot, and all other Dhoot family members. Disclose how you are related to these individuals and the entities they control. Disclose all related party guarantees or collateral and any other transactions as noted in paragraph 21 of IAS 24.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director